UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. 2)*

Interpharm Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

460588106
(CUSIP Number)

Andrew Nicholson Aisling Capital 888 Seventh Avenue, 30th Floor New York, NY 10106 (212) 651-6380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460588106	Page 2 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 14,978,763 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 14,978,763 (1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* PN

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $837,442 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 3 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 14,978,763 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 14,978,763 (1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* PN

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $837,442 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 4 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Aisling Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 14,978,763 (1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 14,978,763 (1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* OO

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $837,442 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 5 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 14,978,763 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 14,978,763 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* IN

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $837,442 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 6 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 14,978,763 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 14,978,763 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* IN

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $837,442 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 7 of 12 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 14,978,763 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 14,978,763 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,978,763 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)
14	TYPE OF REPORTING PERSON* IN

(1)

Includes 548,315 shares of common stock, 2,281,914 shares of common stock issuable upon the exercise of the Warrant (as defined below), 10,960,000 shares of common stock issuable upon the initial conversion of 10,412 shares of Series D-1 Convertible Preferred Stock, 881,517 shares of common stock issuable upon the initial conversion of $837,442 in principal amount of Secured Convertible 12% Notes due 2009 and 307,017 shares of common stock issuable upon the exercise of the Note Warrant (as defined below).

CUSIP No. 460588106	Page 8 of 12 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Interpharm Holdings, Inc. (the "Issuer"). This Amendment No. 2 (“Amendment No. 2”) supplementally amends the initial statement on Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on November 19, 2007, as amended by Amendment No. 1 to the Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on March 3, 2008 ( together, the "Initial Statement"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 75 Adams Avenue, Hauppauge, New York 11788. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background.
(a)	No material change.
(b)	No material change.
(c)	No material change.
(d)	No material change.
(e)	No material change.
(f)	No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4	Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

On April 24, 2008, the Issuer entered into a Asset Purchase Agreement (the “Asset Purchase Agreement”) with Amneal Pharmaceuticals of New York, LLC (“Amneal”) and, with respect to certain provisions of the Asset Purchase Agreement, certain shareholders of the Issuer, including, but not limited to, Aisling (the “Majority Shareholders”). Under the Asset Purchase Agreement, the Issuer agreed

CUSIP No. 460588106	Page 9 of 12 Pages

SCHEDULE 13D

to sell substantially all of its assets to Amneal and Amneal agreed to assume certain specified liabilities of the Issuer (the "Asset Purchase").

Pursuant to the Asset Purchase Agreement, the Majority Shareholders agreed, among other things, (i) to cease any activities or discussions with any parties that may be on going with respect to any Acquisition Proposal (as defined in the Asset Purchase Agreement), not to solicit or initiate any Acquisition Proposal and not to participate in any discussions or negotiations regarding any Acquisition Proposal, subject to certain exceptions, and (ii) not to withdraw or modify their written consent approving the execution, delivery and consummation of each of the transactions contemplated by the Asset Purchase Agreement and other related documents.

On April 24, 2008, Aisling and TD III (together, the "Series D-1 Holders"), Ravis Holdings I, LLC ("Ravis Holdings"), P&K Holdings, LLC ("P&K Holdings"), Dr. Maganlal K. Sutaria, Perry Sutaria, Raj Holdings I, LLC ("Raj Holdings", and together with Perry Sutaria, and Dr. Maganlal K. Sutaria, the "Series A-1 Holders", and the Series A-1 Holders together with the Series D-1 Holders, the "Preferred Holders"), Raj Sutaria, Ravi Sutari and Bhupatalal K. Sutaria, entered into a Proceeds Sharing Agreement (the "Proceeds Sharing Agreement").

Under the Proceeds Sharing Agreement, the parties agreed to, subject to certain exceptions, hold all shares of Common Stock and Preferred Stock currently held until the stockholder meeting approving the Asset Purchase, refrain from exercising any dissenter rights or rights of appraisal under applicable law with respect to the Asset Purchase and vote in favor of the Asset Purchase at such meeting. In addition, under the Proceeds Sharing Agreement, each of the Series D-1 Holders agreed, severally and not jointly, that, if, as a result of the Asset Purchase, it receives distributions from the Issuer based on its holdings of the Series D-1 Preferred Stock in excess of $7,000,000 (the “Excess Amount”), such Series D-1 Holder shall direct the Issuer to distribute or shall itself distribute, the Excess Amount to all holders of the Common Stock on a pro rata basis; provided, that, the Excess Amount distributed to the holders of Common Stock may not exceed $3,000,000. Pursuant to the Proceeds Sharing Agreement, the Preferred Holders agreed, severally and not jointly, that, if, as a result of the Asset Purchase, the Series D-1 Holders receive distributions from the Issuer based on their holdings of the Series D-1 Preferred Stock in excess of $2,000,000, each Preferred

CUSIP No. 460588106	Page 10 of 12 Pages

SCHEDULE 13D

Holder may direct the Issuer to distribute or shall itself distribute, the amounts set forth opposite such Preferred Holder's name in Schedule A of the Proceeds Sharing Agreement to Bhupatalal K. Sutaria.

The summaries of each of the Asset Purchase Agreement and the Proceeds Sharing Agreement set forth above do not purport to be complete and are subject to, and are qualified in their entirety by reference to the Asset Purchase Agreement and the Proceeds Sharing Agreement which are filed as Exhibits 9 and 10 hereto, respectively, and incorporated herein by reference.

As a result of the Proceeds Sharing Agreement, the Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with the other parties to the Proceeds Sharing Agreement. Each of the Reporting Persons disclaims membership in such a group, and this statement shall not be construed as an admission that any of the Reporting Persons is, for any or all purposes, a member of such a group.

In addition, as noted in the Initial Statement, as a result of the Proxy, the Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with the other parties to the Proxy. Each of the Reporting Persons disclaims membership in such a group, and this statement shall not be construed as an admission that any of the Reporting Persons is, for any or all purposes, a member of such a group.

Item 5.	Interest in Securities of the Issuer.

Item 5 is herebey amended and restated in its entirety as follows:

(a)           The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 66,738,422 shares of Common Stock outstanding as of February 11, 2008, which is the total number shares of Common Stock outstanding as of such date as reported by the Issuer in its Quarterly report on Form 10-Q filed with the SEC on February 15, 2008. Based on calculations made in accordance with Rule 13d-3(d), each Reporting Person may be deemed to beneficially own 14,978,763 shares of Common Stock (approximately 18.5% of the outstanding shares of Common Stock), consisting of (i) 548,315 shares of Common Stock, (ii) 2,281,914 shares of Common Stock issuable upon the exercise of the Warrant, (iii) 10,960,000 shares of Common Stock issuable upon the conversion of 10,412 shares of the Series D-1 Preferred Stock, (iv) 881,517 shares of Common Stock upon conversion of the 12% Convertible Note and (v) 307,017 shares of Common Stock upon exercise of the Note Warrant.

(b)          (i) Each of Aisling, Aisling Partners and Aisling Partners GP may be deemed to have sole power to direct the voting and disposition of the 14,978,763 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.

CUSIP No. 460588106	Page 11 of 12 Pages

SCHEDULE 13D

(ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Messrs. Elms, Purcell and Schiff may be deemed to share the power to direct the voting and disposition of the 14,978,763 shares of Common Stock beneficially owned by the Reporting Persons.

(c)           No Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 of this Schedule 13D, has effected any transaction in shares of Common Stock during the preceding 60 days.

(d)          The partners of Aisling have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of Aisling in accordance with their ownership interests in Aisling, to the extent that Aisling Partners, the general partner of Aisling, elects to distribute such dividends or proceeds.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 4 is incorporated herein by reference; otherwise, the information set forth in Item 6 of the Initial Statement remains unchanged.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1:	Joint Filing Agreement dated as of November 16, 2007, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 2	Securities Purchase Agreement, dated May 15, 2006, by and among the Issuer and Aisling Capital II, LP (previously filed).
Exhibit 3	Form of Certificate of Designations, Preferences and Rights of Series C-1 Convertible Preferred Stock (previously filed).
Exhibit 4	Warrant to Purchase Common Stock (previously filed).
Exhibit 5	Registration Rights Agreement, dated May 15, 2006 by and among the Issuer, Tullis-Dickerson Capital Focus III and Aisling Capital II, LP, as amended (previously filed).
Exhibit 6	Consent and Waiver Agreement, dated November 8, 2007, by and among the Issuer, Tullis-Dickerson Capital Focus III and Aisling Capital II, LP. (previously filed).
Exhibit 7	Irrevocable Proxy, date November 8, 2007 (previously filed).
Exhibit 8

Securities Purchase Agreement, dated November 14, 2007, by and among the Issuer, Tullis-Dickerson Capital Focus III, Aisling Capital II, LP, Cameron Reid, P&K Holdings I, LLC, Rametra Holdings I, LLC, Rajs Holdings I, LLC, Perry Sutaria and Raj Sutaria (previously filed).

Exhibit 9

Asset Purchase Agreement, dated April 24, 2008, by and among Interpharm Holdings, Inc., Amneal Pharmaceuticals of New York, LLC and certain shareholders of Interpharm Holdings, Inc. listed on the signature pages attached thereto.

Exhibit 10

Proceeds Sharing Agreement, dated April 24, 2008, by and among Tullis-Dickerson Capital Focus III, L.P, Aisling Capital II, LP, Ravis Holdings I, LLC, P&K Holdings, LLC, Dr. Maganlal K. Sutaria, Perry Sutaria, Raj Holdings I, LLC, Raj Sutaria, Ravi Sutari and Bhupatalal K. Sutaria.

CUSIP	Page 12 of 12 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2008

AISLING CAPITAL II, LP
By:	Aisling Capital Partners, LP General Partner
By:	Aisling Capital Partners LLC Managing Member
	By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director

AISLING CAPITAL PARTNERS, LP
By:	Aisling Capital Partners LLC Managing Member
	By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director

AISLING CAPITAL PARTNERS LLC
By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member and Senior Managing Director
By:	/s/ Steve Elms
Name: Steve Elms
By:	/s/ Andrew Schiff
Name: Andrew Schiff

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).